Mail Stop 4561

September 16, 2008

Mr. Steve Bonenberger
Chief Executive Officer
Angel Acquisition Corp.
1802 N. Carson Street, Suite 212-3018
Carson City, Nevada 89701

      Re: Angel Acquisition Corp.
             Form 10-KSB for the year ended December 31, 2007
             File No. 0-32829

Dear Mr. Bonenberger:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief